

16021680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 22 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Mt. Diablo Blvd., #335
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Bldv., PMB 460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 AUG 23 PM 2:55
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory E Schultz, , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Planning, Inc. , as of June 30 , 2016 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


RITA JO ESTRADA
Commission # 2054617
Notary Public - California
Contra Costa County
My Comm. Expires Feb 6, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of CA

Subscribed and sworn to (or affirmed) before me on this 16th day of August, 2016, by Gregory E. Schultz, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



RITA JO ESTRADA
Commission # 2054617
Notary Public - California
Contra Costa County
My Comm. Expires Feb 6, 2018
NNA1

(Seal) Signature Rita Jo Estrada

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
Retirement Planning, Inc.
Walnut Creek, California

We have audited the accompanying financial statements of Retirement Planning, Inc., which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in shareholders equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Retirement Planning Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Retirement Planning, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Retirement Planning Inc.'s financial statements. The supplemental information is the responsibility of Retirement Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 12, 2016


professional. personalized. service.

RETIREMENT PLANNING, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Cash and cash equivalents	$	111,045
Money market funds		46,831
Total cash and equivalents		157,876
Commissions receivable from mutual funds		45,686
Marketable securities		41,091
Furniture and equipment, net of accumulated depreciation of $31,557		-
Total assets	$	244,653

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued profit sharing contribution	$	20,710
Deferred income tax		3,690
Total liabilities		24,400
Shareholder's equity:		
Common stock, no par value, authorized 100,000 shares; 6,000 shares issued and outstanding		6,000
Retained earnings		214,253
Total shareholder's equity		220,253
Total Liabilities and Shareholder's Equity	$	244,653

The accompanying notes are an integral part of these financial statements.

RETIREMENT PLANNING, INC.
Statement of Operations
For the Year Ended
June 30, 2016

Revenue	
Fees and commissions earned	$ 428,287
Investment income	2,125
Realized gains (losses) on securities	17,127
Unrealized gains (losses) on securities	(16,424)
Total revenues	431,115
Expenses	
Salaries	275,360
Pension plan	70,490
Insurance	25,547
Payroll taxes	21,842
Office expense	9,241
Rent	16,787
Professional fees	11,000
Telephone and communication	3,220
State and regulatory fees	1,955
Other	622
Total expense	436,064
Income (loss) before income tax expense	(4,949)
Provision for income taxes	1,914
Net income (loss)	$ (3,035)

The accompanying notes are an integral part of these financial statements.

RETIREMENT PLANNING, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended
June 30, 2016

	Common Stock	Retained Earnings	Total
Balances - July 1, 2015	$ 6,000	$ 217,288	$ 223,288
Net income (loss)	-	(3,035)	(3,035)
Dividends paid	-	-	-
Balances - June 30, 2016	$ 6,000	$ 214,253	$ 220,253

The accompanying notes are an integral part of these financial statements.

RETIREMENT PLANNING, INC.
Statement of Cash Flows
For the Year Ended
June 30, 2016

Cash flows from operating activities:	
Net income (loss)	$ (3,035)
Changes in operating assets and liabilities:	
Increase in commissions receivable	6,862
Increase in prepaid expenses	150
Decrease in accrued profit sharing	(9,000)
Decrease in income taxes payable	(16)
Decrease in deferred income tax	(3,917)
Net cash used in operating activities	(8,956)
Cash flows from investing activities:	
Unrealized loss on marketable securities	25,417
Net cash provided by investing activities	25,417
Net increase in cash	16,461
Cash at beginning of year	141,415
Cash at end of year	$ 157,876

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Retirement Planning, Inc. is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities Not Readily Available

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security, are carried at the estimated fair value as determined by the Board of Directors. Retirement Planning, Inc. does not have any securities that are not readily marketable.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2012.

Subsequent Events

Subsequent events have been evaluated through August 12, 2016, which is the date the financial statements were available to be issued.

2. LEASE

The Company leases its office under a non-cancelable operating sub-lease which expires in November 2018. Minimum rental payments for the next three years are:

2016	$18,000
2017	$18,000
2018 (11 months)	$16,500

The Company leases its office from an entity in which the shareholder has a fifty percent interest.

3. PENSION PLAN

The Company adopted a profit sharing plan covering all full-time employees. The plan provides for contributions by the company in such amounts that are determined annually by the Board of Directors. The Company funds pension costs as accrued.

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital, as defined by the Securities and Exchange Commission, equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2016, the Company had net capital of $132,331 and aggregate indebtedness of approximately $24,400, a ratio of 0.18 to 1.00.

5. FAIR VALUE MEASUREMENT

GAAP establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

5. FAIR VALUE MEASUREMENT (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2016:

Assets:	Level 1	Level 2	Levels 3	Total
Cash and Equivalents	$ 157,876	$ 0	$ 0	$ 157,876
Equity Securities	41,091	0	0	41,091
Total	$ 198,967	$ 0	$ 0	$ 198,967

SUPPLEMENTARY INFORMATION

RETIREMENT PLANNING, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2016

Stockholder equity		$220,253
Haircut on Securities (A)		
Money market accounts	46,831	
Common stock	41,091	
Total Haircuts		(87,922)
Other Deductions		-
Net Capital		$132,331
Computation of Aggregate Indebtedness		
Total aggregate indebtedness – liabilities from Statement of Financial Condition		$ 24,400
Ratio of aggregate indebtedness to net capital		0.18 to 1
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 1,627
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above two amounts)		$ 5,000
Excess net capital		$127,331

(A) Securities held at Schwab not subject to PAIB reserve computation

There are no material differences between the amounts reported above and amounts in the Company's unaudited Focus Report, Part IIA, as of June 30, 2016.


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
Retirement Planning, Inc.
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Retirement Planning, Inc. (the Company) identified the following provision of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended June 30, 2016 without exception. The Company management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 12, 2016


professional. personalized. service.

RETIREMENT PLANNING, INC.

1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596
(925) 932-1110

Retirement Planning, Inc. Exemption Report

Retirement Planning, Inc. is a registered broker-dealer and affirms to the following:

1. Retirement Planning, Inc. claims the k(2)(i) exemption to SEA 240.15c3-3;

2. Retirement Planning, Inc. met the identified exemption provisions in SEA 240.15c3-3(k) throughout the most recent fiscal year without exception; and

3. There were no exceptions during the most recent fiscal year ending June 30, 2016 in meeting the identified exemption provisions in SEA 240.15c3-3(k).

I, Gregory E. Schultz, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Gregory Schultz

Title: President

Date: July 21, 2016

SIPC-3 2016

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

COPY

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/4/2016
Authorized Signature/Title Date

8-

8-030140 FINRA JUN 8/22/1983
RETIREMENT PLANNING INC
1850 MT DIABLO BLVD STE 335
WALNUT CREEK, CA 94596

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the *enclosed return envelope.*

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.